July 9, 2018	CSE: CXXI

C21 Expands Oregon Operations, Acquires Swell Companies Limited

(Vancouver, B.C.) C21 Investments Inc., (CSE: CXXI) (the “Company” or “C21”) is pleased to announce a strategic partnership and investment of expansion capital into Swell Companies Limited (the “Swell”), one of the most recognized and respected cannabis extraction and consumer packaged goods companies in Oregon.

Operating since 2015, Swell has demonstrated a commitment to quality, consistent innovation, and execution at scale with some of Oregon’s most recognized brands. Swell manufactures and distributes over 50 unique SKUs, with products available statewide in over 275 licensed retail locations. In 2017, the company shipped over 500,000 product units within Oregon and anticipates more than doubling product units shipped through existing sales channels in 2018.

Pursuant to the signed term sheet (the “Term Sheet”), C21 will acquire 100% of Swell’s membership units (the “Acquisition”) and has agreed to invest new capital to expand Swell’s manufacturing, branded product, and wholesale operations. The partnership will strengthen C21’s competitive position in Oregon and in nationwide through access to Swell’s highly-skilled technical expertise and established brand. This acquisition will also support the continued growth of quality manufacturing jobs at Swell and related Oregon businesses.

Swell manufactures, extracts, packages, and distributes all of its products from a centrally-located 10,000-sqaure foot facility in Portland, Oregon. Swell also operates a 5,000-square foot distribution warehouse and has expansion rights for an additional 18,000 square feet, adjacent to the primary facility. Swell currently employs 30 full-time industry professionals and prides itself on being one of the first cannabis companies in Oregon to offer comprehensive benefits to all its employees.

Commenting on the new partnership Alleh Lindquist, Founder and CEO stated, “We believe C21 is uniquely positioned to create the right kind of vertical model – the aggregation of quality stand-alone assets that can be strategically aligned to harmonize the supply chain, diversify risk, build brand equity and maximize long-term value. This is an exciting time to be joining the C21 family of companies.”

“Partnering with Swell is a significant move in our national rollout strategy, allowing us to rapidly expand extraction and manufacturing capacity across legalized states as well as bridgehead into fast-growing CBD and wellness product opportunities.” said Robert Cheney, C21’s CEO.

i.

Pursuant to the Term Sheet, C21 will be acquiring 100% of Swell membership units a total consideration of $14.7 million USD by way of a convertible note (the “Note”) with C21 common shares (the “Shares”) valued at USD$3.00 per Share convertible into a total of 4,900,000 Shares of C21 over a 24-month period. The Note valued at USD$3,150,000 (1,050,000 shares) is convertible on closing of the transaction (the “Closing”). An additional amount of USD$4,200,000 (1,400,000 Shares) is convertible 18 months from the date of Closing. The remaining amount of the Note valued at USD$7,350,000 (2,450,000 Shares) is convertible 24 months from the date of Closing. The Note has a maximum of USD $5,000,000.00 cash redemption value (the “Redemption Option”) in the event the C21 Shares are trading at less than CDN$3.75 per share over a period of 15 trading days date 24-months from the date of Closing. The Redemption Option, if exercised, will be subject to reasonable notice. The Redemption Option of the Note for cash, or Shares will be subject to rules, policies and regulations set out by the Canadian Securities Exchange (the “CSE”), governing regulatory bodies, including other conditions to be set for in the definitive agreement (the “Definitive Agreement”).

ii.

For additional consideration, $18 million USD of earn-out shares (6 Million Shares valued at USD$3.00 per Share) will be issued over a five-year period upon Swell achieving certain earn- out performance targets to be defined in the Definitive Agreement. In addition to the earn- out Shares, the unit holders of Swell will be granted options to purchase 1,050,000 Shares of C21 at a deemed price of CDN$2.20 per Share for a period of 24 months from Closing. All Shares that may be issued under the terms of the Acquisition will be subject to the CSE policies.

The deferred note conversion terms and the five -year earn-out targets are intended to align management and shareholder interests and focus the team on executing C21’s rapid growth plan.

Closing is expected to occur in Q2 2018, conditional upon completion of due diligence and regulatory approval.

Swell is a growing and Extraction, manufacturer and distribution in a high growth cannabis sector of THC and CBD products within Oregon. Swell currently produces raw oil, encapsulated and vaporizer products under the in-house brands; Swell, Dab Society and Hood Oil, while also providing contract manufacturing and distribution for a select group of best-in-class brands such as, Quill, OCO, and Apothecanna. Swell is a founding board member of the Oregon Cannabis Association, active at the state and local jurisdictional level with agency rule-making, and further supports a variety of economic development and community non-profit organizations. Swell’s established reputation for innovation and quality manufacturing and extraction of THC and CBD consumer packaged goods positions the company for high potential growth in the rapid developing US cannabis markets. www.be-swell.com

C21 is a British Columbia based cannabis investment company with newly acquired operations in Oregon. The company is driven by a vision to establish a world-class, vertically integrated cannabis ecosystem and is in active discussions to acquire additional operations across the USA and globally. C21 acquires established and profitable cannabis operations with seasoned management in strategic markets. Sector focus areas include indoor/outdoor cultivation operations, processing/extraction facilities, branded products, and retail operations with existing scale. When fully-developed, the C21 portfolio will produce strong top-line revenues with compelling underlying fundamentals, allowing the company to compete aggressively in the rapid growth of the global cannabis industry. http://www.cxxi.ca

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Cautionary Statement:

Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration.